UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66777

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sparring Partners Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

420 Lexington Avenue, Suite 2458
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Mack	917-923-1478	alex@sparringpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Spar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sparring Partners Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

SHEILA M. THOMAS
NOTARY PUBLIC OF NEW JERSEY
Commission # 50033672
My Commission Expires 03/07/2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2020
TABLE OF CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Sparring Partners Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sparring Partners Capital LLC's management. Our responsibility is to express an opinion on Sparring Partners Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sparring Partners Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sparring Partners Capital LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2022

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	2,092,976
Fees receivable		2,968,469
Right of use asset		178,827
Prepaid expenses and other assets		128,479
TOTAL ASSETS	$	5,368,751

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Lease liability		178,827
Accounts payable and accrued expenses		26,765
TOTAL LIABILITIES	$	205,592
Commitments and contingencies (Note 5)		
Member's equity:		
Member's equity		5,163,159
Total member's equity		5,163,159
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,368,751

See accompanying notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers are composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as Prepaid Revenue until the service is provided. At December 31, 2021, there were no advances to the Company.

Fees Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. In 2021 the Company had no accounts that were doubtful of collection.

Income Taxes
The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax, and the Company's allocable share of the member's tax provision for the New York City unincorporated business tax is included in the statement of comprehensive income in "New York business taxes." The Company is also voluntarily enrolled in the New York State Pass Through Entity Tax (PTET). the Company paid $602,500 to New York state in 2021 in estimated income taxes under this election. New York PTET is included in the statement of comprehensive income as New York Business Taxes.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in a local jurisdiction. With few exceptions, the Company is no longer subject to local tax examinations by taxing authorities for years before 2018.

Other Comprehensive Gain

Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive gain. The Company has presented a statement of changes in member's equity that includes other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

NOTE 3: CONCENTRATION OF CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. At December 31, 2021, the Company had cash balances in excess of insured limits totaling about $2,092,976 at one financial institution. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Three clients accounted for approximately 75% of "Fees Receivable" at December 31, 2021.

Three clients accounted for approximately 49% of "Contractual Fees" for the year ended December 31, 2021.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions. There was no contribution to the profit sharing plan this year.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

The Company adopted a noncontributory cash balance defined benefit plan in 2007 covering certain employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

In 2021, the Company terminated its defined benefit plan. All participants were paid lump sum benefits due to the plan termination in 2021, and there were no plan participants as of December 31, 2021.

Changes in projected benefit obligation:	
Benefit obligation at January 1,2021	$2,151,790
Service cost	216,820
Interest cost	107,589
Benefits paid	(3,518,332)
Settlements (SFAS 88)	1,258,953
Curtailments (SFAS 88)	(216,820)
Benefit obligation at December 31, 2021	$0

Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2021	$3,783,081
Actual return on plan assets	615,446
Employer contribution (rolled over to profit sharing plan)	(880,195)
Benefits paid	(3,518,332)
Settlements (SFAS 88)	0
Fair value of plan assets at December 31, 2021	$0

Change in accumulated other comprehensive income (OCI)	
OCI as of 12/31/20	$1,059,643
Amortization of net (Gains)	(35,618)
Asset gain	(388,461)
Amortization of Unrecognized Transition Obligation	(1,155)
OCI as of 12/31/21 without curtailment or settlement	(1,413,641)
Curtailment of unrecognized transition obligation	(3,153)
Settlement of planned benefit obligations	1,258,953
Gain recognized due to settlement	157,841
OCI as of 12/31/21 after curtailment and settlement	$0

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2021:

Discount rate	5.00%
Expected long-term return on plan assets	6.00%
	0.00%

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

Components of net periodic pension cost are as follows:

Service cost	$ 216,820
Interest cost	107,589
Expected return on plan assets	(226,985)
Amortization of transition obligation	1155
Amortization of net (Gains)	(35,618)
Recognized settlement	722,354
Recognized curtailment	(213,667)
Net periodic pension benefit cost	$571,648

NOTE 5: COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into an operating lease for office space that expires in December 2023. The lease contains a free-rent period. The difference between the rent expense and the rent paid is recorded as deferred rent and is included with "Accounts payable and accrued expenses" in the statement of financial condition. At December 31, 2021, the balance of deferred rent was approximately $3,052. There is approximately $189,252 in future payments due under this lease.

The office lease requires a deposit with the landlord in amount of $26,656. This amount is reflected in "Prepaid expenses and other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $93,099 in 2021.

In accordance with ASU No. 2016-02 (Topic 842), the Company included in its Statement of Financial Condition this lease as a Right of Use asset and an equal and offsetting liability. The amount of the lease asset and lease liability reflects the present value of future unpaid lease payments.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2021, the Company's net capital was $2,066,212 which exceeded the required minimum net capital of $5,000 by $2,061,212. The Company's percentage of aggregate indebtedness to net capital was approximately 1.3% at December 31, 2021.

NOTE7– SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.